Exhibit 99.43

HELMSLEY ENTERPRISES, INC.

230 Park Avenue

Suite 659

New York, NY 10169

as of January 14, 2011

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

re: Consent regarding Fees and Reimbursements

Gentlemen:

In the applicable entities supervised by you, we understand that you have solicited and received from certain investors, and that you intend to solicit from all other investors, consent for the following items:

1.	An increase in your fixed annual supervisory fee (a) effective as of 1/1/10, by the cumulative increase in the C.P.I. from the date on which the current fee amount was set until the date of effectiveness of such increase, and (b) effective in each future year, by the increase in the C.P.I. during the then most recent year, all as shown on Exhibit A hereto.

2.	Voluntary individual reimbursement from each investor in the applicable entities for such investor’s pro rata share of all expenses paid by you in connection with the arbitration proceedings and related actions to remove Helmsley-Spear, Inc. as such entity’s managing agent, all as described in financial statements previously provided to us and in the amounts for our respective interests shown on Exhibit B hereto.

In respect of all our interests in such entities, we hereby irrevocably consent for ourselves to items 1 and 2. We are effecting payment to you of all item 2 amounts at the time of our delivery of this consent.

In addition, LMH EBC LLC hereby confirms its approval of current payment of all outstanding invoices issued to Empire State Building Company L.L.C. by Malkin Holdings LLC for special supervisory service fees, all on the basis that (a) such invoices and any future invoice issued by Malkin Holdings to any entity in which we have an interest (including without limitation charges for the Legacy Project) shall be discounted by 15% off its stated hourly charges as shown on the attached schedule in Exhibit C, updated annually except that prior to any rate increase an explanation and justification shall be presented to us which rate increase shall be subject to our approval, and (b) the supervisor may continue to undertake special supervisory services for any such entity, except that the approval of our applicable interest holder in such entity shall be required if any such undertaking would cause the supervisor’s aggregate hourly billings in any calendar year to exceed $50,000 for Empire State Building Company L.L.C. or $25,000 for any other such entity, in each case as increased in the future by the cumulative increase in the C.P.I., all on the basis that (i) any such approval shall not be unreasonably withheld or delayed and (ii) the supervisor’s services and billings in respect of the matters in Exhibit I) shall be excluded from item (b) and shall instead continue to be governed by existing practice and noted in financial reports.

Very truly yours,

LMH 34 LLC, LMH 1333 LLC, LMH 1350 LLC, LMH Equities LLC, Supervisory Management Corp., LMH EBC LLC, LMH 1400 LLC, LMH Fisk LLC, and LMH Lincoln LLC

By:	Helmsley Enterprises, Inc., as non-member Manager

By:	/s/ Supervisor Management Corp.
Supervisor Management Corp.

[Exhibits Omitted]